UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 8, 2020	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS DECEMBER 2019 AND 4Q19 REVENUE; 4Q19 REVENUE

INCREASES 12.1% YoY and 3.2% QoQ; HIGHEST QUARTERLY LEVEL SINCE 1Q15

Hsinchu, Taiwan, January 8, 2020 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of December 2019. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$29.91 to US$1.00 as of December 31, 2019.

Revenue for the fourth quarter of 2019 was NT$5,571.5 million or US$186.3 million, representing an increase of 3.2% from the third quarter of 2019, and an increase of 12.1% from the fourth quarter of 2018. This represents the highest quarterly revenue level since the first quarter of 2015. The Company noted that it benefitted from continued growth throughout 2019 led by demand strength in its core business, the addition of new NAND flash business, diversification of gold bumping for DDIC to wafer bumping for non-DDIC products, stronger TDDI demand, all of which resulted in higher utilization levels.

Revenue for the month of December 2019 was NT$1,823.5 million or US$61.0 million, a decrease of 1.4% from the month of November 2019 and an increase of 18.6% from the same period in 2018.

Consolidated Monthly Revenues (Unaudited)

	December 2019	November 2019	December 2018	MoM Change	YoY Change
Revenues (NT$ million)	1,823.5	1,849.1	1,538.0	-1.4%	18.6%
Revenues (US$ million)	61.0	61.8	51.4	-1.4%	18.6%

Consolidated Quarterly Revenues (Unaudited)

	Fourth Quarter 2019	Third Quarter 2019	Fourth Quarter 2018	QoQ Change	YoY Change
Revenues (NT$ million)	5,571.5	5,399.1	4,972.3	3.2%	12.1%
Revenues (US$ million)	186.3	180.5	166.2	3.2%	12.1%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.